DOMINION PARTNERS, L.C.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	87,326
Accounts receivable		90,000
Property and equipment, net		3,163
Deposits		1,371
Total assets	$	181,860

Liabilities and Members' Equity

Accrued payroll tax	$	1,532
Members' equity		180,328
Total liabilities and members' equity	$	181,860